    As filed with the Securities and Exchange Commission on January 30, 2004
                                           Registration No. 333-
                                                                ----------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          SORRENTO NETWORKS CORPORATION
             (exact name of registrant as specified in its charter)

           Delaware                           3672                       04-3757586
 (State or other jurisdiction     (Primary Standard Industrial        (I.R.S. employer
      of incorporation             Classification Code Number)       Identification No.)
      or organization)

                               9990 Mesa Rim Road
                           San Diego, California 92121
                                 (858) 558-3960
          (Address, including zip code, and telephone number, including area code, of registrant's principal offices)

                               PHILLIP W. ARNESON
                             Chief Executive Officer
                          Sorrento Networks Corporation
                               9990 Mesa Rim Road
                           San Diego, California 92121
                                 (858)-558-3960
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all communications to:

                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600

       Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee

--------------------------- -------------------- ----------------------- ---------------------- ----------------------
Title of each Class of                           Proposed Maximum
Securities to be            Amount to be         Offering price per      Aggregate              Amount of
Registered                  Registered(1)        Share(2)                Offering Price(2)      Registration Fee
--------------------------- -------------------- ----------------------- ---------------------- ----------------------
Common Stock, par value          8,098,580               $4.69                $37,982,341              $4,815
$.001 per share
--------------------------- -------------------- ----------------------- ---------------------- ----------------------

----------------------

(1) Includes an indeterminate number of shares of common stock issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2) The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low price reported by The Nasdaq National Market for the Common Stock on January 29, 2004, which was approximately $4.69 per share. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION DATED JANUARY 30, 2004

                                   PROSPECTUS

                          Sorrento Networks Corporation
                                8,098,580 Shares
                                  Common Stock


This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus, of up to 8,098,580 shares of our common stock, consisting of 5,061,613 shares of our common stock sold in private placements in December 2003 and January 2004, 2,530,806 shares of common stock that are issuable upon the exercise of the warrants sold in the private placements, and 506,161 shares of common stock that are issuable upon the exercise of warrants that were issued to the placement agent in the private placements upon the closing of the December 2003 and January 2004 placements. The shares are being registered pursuant to registration rights granted to the selling stockholders in the private placements.

         We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus, and we will bear all expenses incident to their registration. The selling stockholders will bear all selling and other expenses. The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. The price to the public for the shares and the proceeds to the selling stockholders will depend upon the market price of the securities when sold. See "Selling Stockholders" and "Plan of Distribution".

         Our common stock is quoted on the Nasdaq National Market under the symbol "FIBR." On January 29, 2004, the closing price for our common stock was $4.92.

         Investing in common stock involves risk. Before you invest, you should consider carefully the "Risk Factors" beginning on page 13.

         The information in this prospectus is not complete and may be changed. These securities registered hereunder may not be sold until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         The date of this prospectus is ______________, 2004.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

THE COMPANY....................................................................3
OUR BUSINESS...................................................................4
RISK FACTORS..................................................................13
THE OFFERING..................................................................23
USE OF PROCEEDS...............................................................24
PLAN OF DISTRIBUTION..........................................................26
DESCRIPTION OF OUR COMMON STOCK...............................................28
WHERE YOU CAN FIND MORE INFORMATION...........................................28
FORWARD LOOKING INFORMATION...................................................30
LEGAL MATTERS.................................................................30
EXPERTS.......................................................................30
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION  FOR
     SECURITIES ACT LIABILITIES...............................................30

                                   THE COMPANY

         We are a leading supplier of intelligent optical networking solutions for metropolitan and regional applications worldwide. Our solutions enable communication carriers and service providers to offer broadband networking services over optical fibers for metropolitan and regional applications. Our technologies permit telecommunications service providers to increase fiber capacity and fiber bandwidth utilization, reduce network costs and complexity over scalable and efficient networking platforms. Our optical networking systems support a wide variety of protocols, mixed speeds of traffic and accommodate changing traffic patterns directly over optical networks.

         Our product solutions include optical access, optical transport, and network management solutions optimized for access, metro and regional markets, and combine to create powerful, cost-effective, and easy-to-manage optical networks. Our dense wavelength division multiplexing, or DWDM, and coarse wavelength division multiplexing, or CWDM, platforms can be used in enterprise, access, metropolitan and regional network applications. DWDM technology allows many optical signals to be transmitted simultaneously on the same optical fiber by using different wavelengths of light to distinguish the signals. This technology increases optical network capacity and flexibility.

         Our comprehensive suite of optical networking interfaces and optical access multiplexers allows us to also address video on demand, storage area networking, data center fail-over recovery, and internet connectivity applications. Our CWDM products provide a lower cost, entry level solution that can be used for enterprise and carrier customer access and that complement our DWDM product line. Multiplexing is a process that combines a number of lower speed data streams into one high-speed data stream.

         We also have two powerful network management solutions for our DWDM product line. Addressing all key management aspects - fault, configuration, performance, and security - these systems conform to North American and international standards and are simple to learn and use. We have a robust, carrier-class management system that offers broad functionality, including equipment/facilities management, fault management, performance monitoring, security control, alarm filtering, and remote download. We also have an enterprise network management solution that provides an intuitive graphical interface and covers operations, administration, maintenance, and provisioning functionality for our DWDM networks.

         We currently have an installed base with over 20 communications service providers and system integrators worldwide, including AT&T Broadband, now Comcast Corporation, Deutsche Telekom, Cox Communications, Time Warner Telecom, United Pan-Europe Communications, El Paso Global Networks and Edison Carrier Solutions.

         Our shares of common stock are traded on the Nasdaq National Market under the symbol "FIBR."

         Our principal executive offices are located at 9990 Mesa Rim Road, San Diego, California 92121. Our telephone number is (858) 558-3960. Our website is sorrentonet.com. We do not intend the information found on our website to be a part of this prospectus.

                                  OUR BUSINESS

Understanding Our Market

Rapid Growth in Bandwidth Demand

         Fueled by the growth of the Internet, the volume of data traffic transmitted across telecommunications networks now exceeds voice traffic. The growth of data traffic is attributable to increased Internet usage, increased access speeds and greater use of bandwidth intensive applications. Bandwidth means the capacity to move information down a communications channel. Bandwidth is defined by the highest data rates that can be transmitted by that channel and is commonly measured in bits per second.

Migration of Network Infrastructure

         Traditional copper-based and SONET/SDH based telecommunications infrastructures were originally designed for voice traffic. These infrastructures do not scale effectively to provide the bandwidth needed to support the growth in high-speed data traffic. In addition, these infrastructures need network-wide upgrades in order to accommodate growing traffic thus resulting in long delays for provisioning new services.

         DWDM and CWDM technologies are more flexible, more efficient and more scalable networking alternatives for meeting the growing demand for bandwidth and new broadband services. Broadband means technologies or networks that have the ability to transmit high data rates. DWDM is a sophisticated opto-electronics technology that uses multiple wavelengths of light very efficiently to greatly increase the number of video, data or voice channels of information that can be sent on a single optical fiber. Synchronous Optical Network, SONET, is a telecom transmission protocol for high-speed transmission over fiber optic cable, which was introduced by Bell Communications in 1984 and quickly accepted by American National Standards Institute. SDH stands for Synchronous Digital Hierarchy, which is transmission protocol for high-speed transmission over fiber optic cable published in 1988 by the Consultative Committee for International Telegraph and Telephony. It is a transmission protocol used outside the United States, mostly in Europe, that is similar to SONET.

         DWDM networks were first deployed in long-haul applications. However, optical solutions specifically designed to address the challenges faced by metropolitan markets have significantly lagged in deployment. Accordingly, metro networks are considered to be traffic bottlenecks in the fast and efficient transmission of data.

Enhanced Competition in the Service Provider Market

         Worldwide deregulation in the telecommunications industry has led to an increase in the number of service providers seeking to address the growing demand for bandwidth. In the U.S. and internationally, traditional service providers such as incumbent local exchange carriers (ILECs), inter-exchange carriers (IXCs) and post, telephone and telegraph companies (PTTs) are seeing new entrants in the broadband networking market seeking to capitalize on the growing demand for bandwidth. A number of competitors to these incumbents are building new data-centric networks to address the present bandwidth bottlenecks in the metropolitan markets, including utilities and cable television companies which are upgrading their current networks and are leveraging existing investments in fiber optic infrastructure to deliver high-speed data services in both the local and regional markets. This enhanced competition in the carrier and service provider markets is driving increased capital expenditures on network infrastructure that is focused on delivering scalable high-speed data services in a cost efficient manner.

Network Topography

         The following describes each of the network segments within the optical network hierarchy:

             Long-haul networks are high capacity networks that connect service providers and carry voice and data across large geographic regions, typically spanning distances up to 4,000 kilometers. Long-haul networks are relatively simple networks, built around SONET/SDH technology and are primarily designed only to satisfy service provider long haul network capacity requirements.

             Metropolitan core (metro-core) networks connect the central offices of service providers in a metropolitan area and facilitate the transport and switching of traffic within extended metropolitan areas and between the network edge and long-haul networks. Metropolitan core networks are typically implemented in ring configurations and reach ring circumferences up to 300 kilometers. In order to efficiently use the optical network, sub-rate multiplexing devices aggregate traffic into wavelengths carrying higher speed aggregate bit rates across telecommunications networks. Regional networks typically transport voice and data traffic between cities across distances of 200 to 600 kilometers or more.

             Access networks connect enterprises or traffic aggregation nodes, in multiple locations throughout metropolitan areas, to service providers' central offices or connect different end-user locations to each other. In order to efficiently use the optical network, optical access devices aggregate traffic from end users into wavelengths or wavelength bands for transport across telecommunications networks. Because access networks must support the varying demands of end users, these networks tend to be very complex.

Metropolitan Area Optical Network Opportunity

         Although optical technologies are being deployed in long-haul networks to relieve capacity constraints, these solutions are not specifically designed to address the issues inherent in metropolitan and regional optical networks. Data is normally mapped into the voice multiplexing hierarchy for transport over the long-haul network. Metropolitan optical networks are characterized by varying traffic patterns and protocols as well as varied topologies and end-user requirements, making them more complex and difficult to manage than long haul networks. As a result, service providers have only recently begun to exploit the benefits of optical technologies in metropolitan optical networks.

         The optical networking market has seen a substantial downturn. The metro WDM market, which was expected to increase, has also experienced a slowdown as capital spending has declined throughout the telecommunications industry. Although we believe that the metro WDM world-wide market will grow significantly in the years to come, such growth is not likely to occur until capital spending resumes in the markets we serve, and we are unable to assess at present when this might take place. According to industry analysts, including Ryan, Hankin and Kent and others, the metro WDM market in 2001 was about $1.2 billion worldwide and is expected to grow to $3.6 billion by 2005.

Regional Optical Network Opportunity

         In addition to the metropolitan market, recent engineering enhancements have permitted the use of DWDM networking platforms for regional optical networking applications. This development opens up the opportunity to address a portion of the substantial long haul market. In some regions, e.g., Europe, regional solutions apply to the majority of the networks installed. Industry researchers recently started looking at reclassifying the regional market opportunity, although statistical data for this market are not available.

Specific Challenges Facing Metropolitan and Regional Optical Networks

         Service providers face numerous specific challenges in addressing metropolitan and regional optical networks:

             Scalability Limitations. Originally constructed for voice traffic, the current network infrastructure based on SONET/SDH technology does not allow for the network efficiencies necessary to address the shift to a predominantly data-driven network. Due to its inherent lack of scalability, the current network infrastructure may require service providers to undertake the expensive and tedious process of replacing network equipment or adding new layers of similar equipment in response to changes or increases in bandwidth demand. Alternative approaches to WDM are being developed by other vendors to address the scalability of the SONET/SDH networks. These nonstandard solutions are called next generation SONET/SDH and can minimize the wasted bandwidth of legacy SONET/SDH. While these solutions allow carriers to combine voice and data on the same network, such solutions do not, however, expand the amount of bandwidth available and are, therefore, unable to accommodate the need for large amounts of bandwidth.

             Need to Support Multiple Protocols. Metropolitan optical networks are characterized by a wide variety of protocols. The inability to support multiple protocols and services from a single platform further increases the cost and complexity of the metropolitan networks. Alternative approaches to WDM are being developed by other vendors to address the requirement for support of multiple services. These nonstandard solutions are called multi-service provisioning platforms (MSPP). These solutions generally carry out protocol conversions and are much more complex than WDM solutions.

             Market Downturn. Virtually all telecom related market segments have suffered a decline in demand in the current economic downturn. What was once viewed as only a long-haul decline in market demand has now affected the regional and metropolitan networks as both enterprise and carrier business have cut back capital spending. Although we expect that demand in the regional and metropolitan markets will be strong in future periods, there are no assurances that capital spending will resume within this sector in the near term.

             Several Stages of Conversion. Present solutions require several conversions to transport data through a metropolitan network. In the access networks, aggregation of traffic often requires protocol conversions into a common protocol before optical transmission. In the central office, data is often demultiplexed and converted into electrical signals for regeneration, switching or further aggregation into higher capacity links and then reconverted into optical signals for transmission in the metro-core network.

             Inefficient Bandwidth Utilization. Within metropolitan optical networks, service providers must cater to end-users with varying access speeds. Current optical access solutions do not make efficient use of scarce wavelength resources. Service providers must assign a full wavelength to each signal, whether or not the end-user requires the full bandwidth potential of each wavelength.

             Difficulty of Network Management. Multiple protocols and services, coupled with the lack of standards that exist in metropolitan optical networks, make network management functions, such as performance monitoring and configuration, exceedingly difficult. Lack of a robust network management platform further adds to the cost and complexity of metropolitan optical networks.

             Need for New, Enhanced Service Offerings to Generate New Revenue Opportunities. Service providers are searching for next-generation solutions that will enable them to generate additional sources of revenue from offering new or enhanced services to their customers. Current solutions typically require the service provider to deploy equipment that is specifically designed for a particular service and transmission rate. Next-generation solutions must be able to offer enhanced features, wavelength provisioning and bandwidth-on-demand, that end-users will increasingly request from service providers.

Our Solution

         Our solutions feature products designed to specifically address the shortcomings of legacy SONET/SDH networks and to facilitate offering new services throughout metropolitan and regional optical networks. We enable our customers to meet the rapidly growing demand for bandwidth by offering end-to-end access, metropolitan and regional optical networking solutions for the aggregation, transport and management of traffic. Our current products, including our GigaMux'r' 6400 DWDM transport system, our EPC'TM' sub-rate multiplexing modules, our GigaMux'r' 3200 and 1600 DWDM and CWDM transport systems, as well as the network management product line that includes GigaView 'TM', TeraManager'TM' and TeraConfigurator'TM', are specifically designed to meet the unique requirements of the metropolitan and regional markets.

         Our optical networking solutions offer numerous benefits including:

             Cost Effective Entry-Level Access Solution. Our GigaMux'r' 3200 and 1600 DWDM and CWDM platforms allow low cost multiplexing of up to sixteen wavelengths carrying a mix of protocols and signals for access applications. The 3200 and 1600 products enable customers to seamlessly and cost effectively mix CWDM and DWDM on the same platform and on the same fiber. These products also provide patented, cost effective and feature rich in wavelength management capabilities. The 3200 and 1600 products also reduce customer operating costs by enabling the same modules to be used across every platform, thereby reducing sparing costs.

             Scalable Architecture. We have created an optical networking solution that simultaneously transmits voice, data, and video over optimized fiber channels. The modular architecture of our solution enables service providers to incrementally expand capacity as their bandwidth needs increase. This simple, scaleable, and functional solution solves short and long-term service provider problems, which enhances their ability to reduce costs and offer value-added services. For example, a service provider can begin deployment with a single channel and later expand up to 64 channels, providing up to 640 gigabits per second, or Gbps, of transmission capacity without interrupting existing traffic. A fiber channel is a serial data transfer architecture standard conceived for new mass storage devices and other peripheral devices that require very high bandwidth connections. Bit rates for fiber channels are either 1.06 Gbps or 2.1 Gbps.

             Protocol and Signal Transparency. Our suite of solutions transports a mix of protocols and signals, including SONET/SDH, Asynchronous Transfer Mode (ATM) over SONET, Internet Protocol (IP) over SONET, Gigabit Ethernet, Fibre Channel and Enterprise System Connectivity in their native formats over numerous wavelengths in the same fiber. This transparency provides operational simplicity in that the service provider can offer networking connectivity without having to worry about protocol conversions. This is particularly important in metropolitan areas where multiple protocols are utilized and data transmission rates change often. The transparency of our solution eliminates the unnecessary conversions from optical to electrical and back to optical, as well as eliminates several layers of equipment that would otherwise be required in the transport and switching of traffic, thus reducing network complexity and signal latency.

             Protocol Aggregation. Our EPC'TM' optical access multiplexer aggregates traffic, of varied rates utilizing a wavelength per direction of transmission, from businesses and network points of presence for transport throughout optical networks. This aggregation allows better utilization of wavelengths and lowers capital expenditures of telecom service providers by reducing investments in excess network capacity.

             Manageability. The design of our end-to-end optical networking solution will allow service providers to perform network management from a single platform with our TeraManager'TM' product. This intelligent optical network element management software platform provides fault, configuration, performance, and security management utilizing an easy-to-use graphical user interface that allows point and click network provisioning and monitoring.

             Regional Optical Transport. Our solution permits service providers to expand beyond the confines of metropolitan networks using the same platform for metropolitan and regional applications. Regional networks can now be built using the lower cost solutions developed for the metropolitan environment.

Our Strategy

         Our objective is to become a leading supplier of intelligent optical networking solutions for metro and regional applications worldwide. The key elements of our strategy are to:

             Enhance our optical networking solutions

                We intend to continue to enhance our existing family of optical networking products and to introduce new products that increase the functionality of our end-to-end optical solution. We introduced TeraManager'TM' and TeraConfigurator'TM' in our management solution portfolio in fiscal 2002. We introduced a new 10-port Gigabit Ethernet multiplexer in December 2003 for video on demand and large commercial applications. The combination of our GigaMux'r' optical transport products, with the EPC'TM' sub-rate multiplexers, and TeraManager'TM', our carrier class network management product, creates an intelligent all-optical transport solution.

             Leverage our engineering expertise

                We intend to leverage our engineering expertise in the areas of optical, mechanical, electrical and network management design to continue to provide leading end-to-end metropolitan and regional optical networking systems and to expand our market share. We believe we were the first company to commercially ship a metropolitan optical networking product using DWDM technology. As of December 31, 2003, we had a skilled team of 49 engineers that continually focus on developing products for the metropolitan and regional optical transport market. We believe that our technological expertise has been the key to our success and will enable us to rapidly develop new product offerings and end-to-end optical solutions for the metropolitan and regional markets.

             Allow our customers to leverage their fiber assets by offering revenue-generating services

                The majority of our existing customers and targeted customers have a large amount of fiber assets in the metropolitan and regional network infrastructure. We intend to continue to develop and provide solutions that will enable our customers to leverage their existing fiber infrastructure to deliver revenue-generating services, while reducing their overall network costs. In addition, we believe our existing customer base provides us with an advantage when competing for new customers. We intend to continue to work closely with our customers and invest in sales and marketing resources to maintain our high level of customer service and remain responsive to our customers' changing needs.

            Aggressively pursue expense reduction initiatives

                We continue to aggressively pursue cost reduction initiatives to bring our expenses in line with current and future anticipated revenues. Such reductions may affect the size of our workforce, and may require decreasing our operating expenses and capital spending. During the past two fiscal years we have concentrated on implementing initiatives that have lowered our operating costs and anticipate the need for continued cost reductions if sales volume does not increase in the near future.

             Maintain our sales, service and support organizations worldwide

                We intend to continue to market our products worldwide. We currently have sales, service and support teams in North America, Europe and Asia. We believe that sales, service and support efforts on a customer-by-customer basis are most effective due to the technical evaluation and significant investments that are made by our customers.

             Expand our product and customer base through careful acquisitions

                  We intend to expand our addressable market by adding "best-of-breed" optical access products to our metro/regional portfolio and enhance our edge-to-core network offerings. The recent acquisition of LuxN, Inc., is a prime example of such expansion. LuxN supplies optical access equipment for the network edge using CWDM and DWDM technology. LuxN's OSMINE-certified products enable delivery of high-bandwidth data, storage, video, and voice services for service providers, cable MSOs, and enterprises. Our union with LuxN broadens our 30-plus blue-chip customer base by adding over 20 new customers including Time Warner Telecom, Hawaii I-Net, Yipes Enterprise Services, and numerous universities.

Products

         Our family of optical networking systems is designed to provide our customers with end-to-end solutions for the metropolitan and regional optical networking markets. Our transport, access, switching and network management systems include the following products, some of which are still in development.

GigaMux'r' 6400 -- DWDM Optical Transport

         Our GigaMux'r' 6400 optical transport product utilizes DWDM technology to expand the capacity of new and existing fibers and enable traffic to travel throughout metropolitan optical networks without optical to electrical to optical conversions at each intermediate node. Our GigaMux'r' 6400 features wavelength translation, wavelength multiplexing, optical amplification, optical add-drop multiplexing, protection switching and performance monitoring. The scalable and modular architecture of our GigaMux'r' 6400 product enables service providers to easily and cost-effectively expand their existing networks as bandwidth requirements increase. The GigaMux'r' 6400 can simultaneously transport multiple protocols bi-directionally over one or more fibers, which reduces the cost and complexity of the network. As part of our focus on video-on-demand transport, we recently introduced a 10-port Gigabit Ethernet multiplexer for GigaMux'r' 6400 metro/regional DWDM system targeted at the cable multi-system operator community.

         Our GigaMux'r' 6400 product is Network Equipment Building Standards; or NEBS, level III certified. As of December 31, 2003, we have shipped our GigaMux'r' product to over 20 direct carrier customers or resellers worldwide. Our GigaMux'r' product includes the following key features:

             Scalability: the system can grow from 1 to 64 protected channels (640 Gbps/fiber) without a major upgrade or service interruption.

             Protocol transparency: the system can aggregate and transport SONET/SDH (OC-3/STM-1 through OC-192/STM-64 carrying voice, IP or ATM traffic), ESCON, Fibre Channel, Fast Ethernet, Gigabit Ethernet and video.

             Modular protection: the system's modular protection system allows redundancy to be implemented at any point in the network.

             Add/drop channels: the system is equipped with add/drop modules that allow specific channels to be added or dropped while all other channels pass through. Our filter subsystem can add or drop from single channels to larger wavelength bands.

             Reach: Up to 600 kilometers with optical amplifiers and up to 1,000 km with the addition of dispersion compensation.

EPC'TM' - Sub-Rate Access Multiplexers

         Electric Photonic Concentrator, or EPC'TM', is our sub-rate access multiplexer product that aggregates a wide variety of traffic from businesses and network points of presence for high-speed transport throughout optical networks. The traffic is aggregated and effectively shares a wavelength per direction of transmission and can be ported directly into the DWDM stage of our GigaMux'r' 6400. EPC'TM' is designed to lower the cost and increase the efficiency of bandwidth delivery within optical networks.

             Our EPC'TM' products include the following key features:

             Support for asynchronous or synchronous (SONET/SDH) time division multiplexing of data

             Provisionable bit rates and protocol and overhead transparency


GigaMux'r' 3200 and 1600 - DWDM and CWDM Optical Transport


         Our GigaMux'r' 3200 and 1600 platforms feature the flexibility and value needed for optical access and metro applications. The GM 3200 and 1600 can scale up to 16 protected wavelengths of DWDM or 8 protected wavelengths of CWDM, respectively, optimizing the cost of ownership for differing application needs. The system features wavelength translation, wavelength multiplexing, optical amplification, optical add-drop multiplexing, protection switching, and comprehensive management and performance monitoring.

         The GM 3200 and 1600 modules are supported in 4 different chassis options (GM 3234, GM 3217, GM 1608, and GMX 128), ranging from 1 to 64 wavelengths in capacity. All modules are common across multiple chassis allowing ease and simplicity of sparing and flexible provisioning. Whether the CWDM/DWDM equipment is positioned at the Central Office or customer premise, Sorrento utilizes an industry leading form factor to keep rack space to a minimum. The operational flexibility is extended to multi-rate software provisioning, varying methods of protection, with DC and AC power support across all chassis. The GM 3200 and 1600 design is focused on providing simple intelligent optical access solutions at a low cost of ownership to the carrier providing a quick ROI with ease of implementing new revenue services.

         Our GigaMux'r' 3200 and 1600 product is Network Equipment Building Standards; or NEBS, level III certified. As of December 31, 2003, we have shipped our GigaMux'r' 3200-1600 products to over 20 customers worldwide. Our GM 3200 - 1600 product includes the following key features:

     Affordable pay-as-you-grow architecture featuring a low entry price, modular design, and the ability to add more services without interrupting the existing traffic.

     Multi-rate, multi-protocol on the same hardware, supporting GbE, 1G & 2G Fibre Channel, ESCON, FICON, OC-3 thru OC-192, digital video, 10 GbE LAN/WAN PHY and more.

     Support for all access and metro topologies (including point-to-point, linear add/drop, ring, and mesh) over single or dual fibers with distances over 250 km.

     Four different chassis options starting at 2RU in height (3.5") and scaling from 1 to 64 wavelengths in capacity.

     Cost effective In-Wavelength Management, eliminating the need for a separate Optical Supervisory Channel.

     Support for both CWDM and DWDM in the same chassis and on the same fiber, utilizing the same form factor for all modules - maximizing service flexibility and greatly reducing sparing and inventory costs.

TeraManager'TM' -- Element Management System

         TeraManager'TM' is our TLl-based intelligent element management software platform that provides fault, configuration, performance and security management for all the Sorrento networks products and for networks built with such products. Service providers can operate our network management platform through an easy-to-use graphical user interface, which gives users a complete network view and enables point and click provisioning and monitoring.

         Our TeraManager'TM' product includes the following features:

             Fault, configuration, security and performance management

             Carrier class performance

             Interface with higher layer operation support systems

Meret Optical Communications

         Our optical networking subsidiary, Meret Communications, Inc., doing business as Meret Optical Communications, also markets our new CWDM product, as well as feature-rich video transport and switching, radio frequency, or RF, transmission, and RF synthesis products.

Liquidity and Capital Resources

         We finance our operations through a combination of internal funds, investments and debt and equity financing. At October 31, 2003 our working capital was $10.2 million including $5.3 million in cash and marketable securities. Our business requires substantial investments into research and development and sales and marketing projects and activities to remain competitive. In addition we have incurred substantial expenses in legal and administrative costs associated with restructuring our Series A Preferred Stock in our main operating subsidiary, Sorrento Networks Inc., and our Senior 9.75% Convertible Debentures at Sorrento Networks Corp. As a result we have incurred significant losses in prior periods and expect to incur losses in the future.

          We anticipate that our available cash resources and marketable securities available for sale together with the proceeds of our private placement, will be sufficient to meet our presently anticipated capital requirement for the next year. Nonetheless, our future capital requirements may vary materially from those now planned including the need for additional working capital to accommodate planned growth, integration of acquisitions, hiring and infrastructure needs. There can be no assurances that our working capital requirements will not exceed our ability to generate sufficient cash internally to support our requirements and that external financing will be available or that, if available, such financing can be obtained on terms favorable to us and our shareholders.



                                  RISK FACTORS

We have substantial debt, and we may not generate sufficient cash flow to meet our debt service obligations.

         Our total debt consists primarily of approximately $12.6 million principal amount of 7.5% debentures with a maturity date in August 2007, and mortgage debt of approximately $3.6 million. The amount of our debt could have important consequences, including:

             impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

             requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on indebtedness, thereby reducing the funds available for operations;

             limiting our ability to grow and make capital expenditures due to the financial covenants contained in our debt arrangements;

             impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise;

             placing us at a competitive disadvantage compared to our competitors that have less debt; and

             making us more vulnerable if the current general economic downturn continues or if our business experiences difficulties.

         If we cannot generate sufficient revenues, we may not be able to meet our debt service obligations, repay our debt when due, or comply with other covenants in the 7.5% debentures. If we breach our obligations under the 7.5% debentures, the holders could require repayment of all amounts owed, and we may not have sufficient cash reserves to repay such amounts.

We may be unable to raise the funds necessary to repay or refinance our indebtedness.

         We are obligated to make interest payments on the 7.5% debentures on a quarterly basis each year until 2007, when the 7.5% debentures mature. We have the option to pay interest in shares of our common stock and in additional 7.5% debentures to a certain limitation rather than cash. Upon maturity in August 2007 we may need additional capital to fund the repayment of the 7.5% debentures. Our ability to arrange financing and the cost of financing if necessary, to repay these debentures will depend upon many factors, including:

             general economic and capital markets conditions generally, and in particular the non-investment grade debt market;

             credit availability from banks or other lenders;

             investor confidence in the telecommunications industry generally and our company specifically; and

             provisions of tax and securities law that are conducive to raising capital.

         If we need additional funds and are unable to raise them, our inability to raise them will have an adverse effect on our operations. If we decide to raise additional funds by incurring debt, we may become subject to additional or more restrictive financial covenants and ratios.

A significant number of shares of our common stock issued in connection with the restructuring transaction we undertook in June 2003, and in connection with the December 2003 and January 2004 private placements, may be sold into the market. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

         Pursuant to the restructuring transaction we undertook in June 2003 with the former holders of our subsidiary's Series A Preferred Stock and our then outstanding 9.75% Senior Convertible Debentures, we registered for resale 15,000,000 shares of our common stock that were issued and are issuable or potentially issuable in connection with the restructuring transaction. As part of the restructuring transaction, we issued an aggregate principal amount of $13.1 million of 7.5% convertible debentures, which are convertible into approximately 2,416,975 shares at a conversion price of $5.42.

         Additionally, in the December 2003 and January 2004 private placements, we sold 5,061,613 shares of our common stock and issued warrants to purchase 2,530,806 shares of common stock to investors, and warrants to purchase 506,161 shares of common stock to the placement agent in the private placement.

         Sales of a substantial number of shares of our common stock within any narrow period of time could reduce the market price of our common stock unless and until we achieve revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. We cannot assure you that we will achieve revenue growth, cost savings or other business economies.

We have a history of losses and expect to incur future losses.

         We have incurred operating losses during the years ended January 31, 2003, 2002 and 2001 of $31.3 million, $37.2 million and $50.4 million, respectively, and as of January 31, 2003, we had an accumulated deficit of $187.5 million. We expect to continue to incur losses in the future. If we do not become profitable, the value of our stock will decrease. We have large expenses in the areas of sales and marketing, research and development, manufacturing, and general and administrative expenses that are not covered by our current sales volume and resulting gross margin. Currently, the majority of revenues are from shipments of our optical networking product lines. In order for us to become profitable, we will need to generate and sustain higher revenue, improve our gross margins on products while maintaining reasonable expense levels.

Our history of losses and future losses could have an impact on our ability to finance our business and risk our ability to continue operating.

         We have incurred significant losses and may incur significant losses in the future. Such losses could cause our equity balance to fall below necessary levels so that we are in violation of minimum listing requirements for our publicly traded stock on the Nasdaq National Market, which could cause significant decline in stockholder value and stock price.

Your percentage of ownership and voting power, and the price of our common stock may decrease because we may issue a substantial number of shares of common stock, or securities convertible or exercisable into our common stock.

         We have the authority to issue up to one hundred fifty million shares of our common stock and two million shares of our preferred stock without stockholder approval. We have also previously issued warrants to certain of our stockholders which will be exercisable to purchase approximately 1,000,000 shares of our common stock, and to the selling stockholders named herein, which will be exercisable to purchase approximately 2,510,806 shares of our common stock.

         On August 8, 2003 we issued 1,374,194 and on January 8, 2004 we issued 505,146 shares of our common stock in connection with our acquisition of LuxN, Inc., a Delaware corporation, which we acquired by the merger of our wholly-owned subsidiary with and into LuxN. In addition, we issued warrants to purchase approximately 400,000 of our shares of common stock in connection with the merger.

         We may also issue additional warrants and options to purchase shares of our common stock. These future issuances could be at values substantially below the price paid for our common stock by current stockholders. We may conduct additional future offerings of our common stock, preferred stock, or other securities with rights to convert the securities into shares of our common stock, which may result in a decrease in the value or market price of our common stock. Further, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of holders of common stock.

Our industry is highly competitive, and we may not have the resources required to compete successfully.

         The market for optical networking equipment is extremely competitive. We expect competition to intensify in the future. Our primary sources of competition include vendors of optical networking and infrastructure equipment such as CIENA Corporation, Cisco Systems, Lucent Technologies, Nortel Networks, Sycamore Networks and ADVA AG Optical Networking as well as private companies that have been or will be focusing on our target markets. The competitors for Meret's legacy products include Pesa, Artel, RGB Spectrum, Utah Scientific, and many other companies. We may also face competition from a number of other companies that have announced plans for new products to address the same network problems that our products address. Many of our current and potential competitors have significantly greater sales and marketing, technical, manufacturing, financial and other resources than we do. Our competitors also may have more extensive customer relationships than us, including relationships with our current and potential customers. If we are unable to compete successfully against our current and future competitors, we could experience pricing pressures, reduced gross margins and order cancellations, any one of which could seriously harm our business.

Our business may be seriously harmed if the market for optical networking products in metropolitan and regional areas does not develop as we expect.

         Our current and future product offerings are focused on the needs of providers that service regional and metropolitan areas. The market for optical networking products in regional and metropolitan areas is not yet mature, and we cannot be certain that a feasible market for our products will develop or be sustainable. In addition, the market has suffered a cutback in capital spending from both enterprise and carrier customers as a result of poor economic conditions. If this market does not develop, or develops more slowly than we expect or continues to be impacted by the reduction in capital spending, our business may be seriously harmed. Furthermore, the optical networking industry is subject to rapid technological change, and newer technology or products developed by others could render our products less competitive or obsolete. In developing our products, we have made, and will continue to make, assumptions about the optical networking standards that our customers and competitors may adopt. If the standards adopted are different from those which we have chosen to support, market acceptance of our product would be significantly reduced and our business will be seriously harmed.

Our future growth depends on our ability to attract new customers, and on our customers' ability to sell additional services to their own customers.

         Most of our potential customers evaluate optical networking products for deployment in large telecommunications systems that they are installing. There is a limited number of potential customers for our products. If we are not selected by a potential customer, our revenues and ability to grow our business may be seriously harmed. Similarly, much of our growth depends on our customers' success in selling communications services based on our products and complementary products from others. Our success will depend on our ability to effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. Any failure of our current or prospective customers to purchase products from us for any reason, including a downturn in their business, would seriously harm our ability to grow our business.


If we fail to establish and successfully maintain strategic alliances, long-term contracts and relationships with distributors and system integrators, our ability to grow and be profitable may be seriously harmed.

         Strategic alliances and long-term contracts are an important part of our effort to expand our sales opportunities and technological capabilities. To date, we have entered into strategic alliances with AT&T Broadband, now Comcast Corporation, United Pan-Europe Communications, and Looking Glass. In addition we have a long-term contract with Cox Communications. We cannot be certain that our existing alliances and long-term contracts will not be cancelled or that we will be able to enter additional strategic alliances on terms that are favorable to us. With the exception of two agreements we recently entered into with TCI Network Solutions, Inc., d/b/a AT&T Broadband Network Solutions, and UFO Communications, Inc., our agreements to date with our strategic allies are non-exclusive, and we anticipate that future agreements will also be on a non-exclusive basis. These agreements are generally short term, have no minimum financial commitments on either side and can be cancelled without significant financial consequence. In addition, we cannot be certain that our existing and any future strategic alliances will be successful. As we expand internationally, we will increasingly depend upon distributors and system integrators. Our ability to grow and be profitable may be seriously harmed if we fail to establish and maintain strategic alliances, long-term contracts and relationships with distributors and system integrators. Our five-year agreement with AT&T Broadband Network Solutions provides that we will be AT&T Broadband Network Solutions' exclusive supplier, subject to certain exceptions, of dense and course wavelength division multiplexing equipment. We also recently contracted with UFO to be its exclusive supplier of equipment, subject to certain exceptions, for networks owned, leased or operated by UFO.

We rely on a small number of customers for most of our revenues and any loss, cancellation, reduction or delay in sales to, or collections from, any single customer could seriously harm our business.

         Our customer base is highly concentrated. Historically, orders from a relatively limited number of customers accounted for most of our net sales. For the fiscal year ending January 31, 2003, five customers accounted for 56% of net sales, during the fiscal year ended January 31, 2002, five customers accounted for 70% of net sales and in fiscal year 2001 five customers accounted for 61% of our net sales. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. We currently do not have any long-term purchase commitments with any of our customers, and we are subject to the varying purchase cycles of our customers. Our concentrated customer base significantly increases the credit risks associated with slow payments or non-payments by our customers. The loss or delay of orders or slow or non-payment from, any of our largest customers could adversely impact our business.

Our backlog at any point may not be a good indicator of expected revenues.

         Our backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for the quarter. To achieve our sales objective, we are dependent upon obtaining orders during each quarter for shipment during that quarter. Furthermore, our agreements with our customers typically provide that they may change delivery schedules and cancel orders within specified times which are typically 30 days or more prior to the scheduled shipment date, without significant penalty. Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. Decisions by such customers to reduce their inventory levels have led and could lead to reductions in purchases from us. These reductions, in turn, have and could cause fluctuations in our operating results and have had and could have caused an adverse effect on our business, financial condition and results of operations in periods in which the inventory is reduced.

Our operating results are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline.

         Our revenues and operating results may vary significantly from quarter to quarter and year to year due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Some of the factors that may affect us include changes in market demand for our optical networking products, the cost and availability of components used in our products, the timing and amount of customer orders, the length and unpredictability of the sales and deployment cycles of our products, the timing of new product introductions and enhancements by our competitors and ourselves, changes in our pricing or the pricing of our competitors, our ability to attain and maintain production volumes and quality levels of our products, and general economic conditions as well as those specific to the telecommunications and related industries.

If we are unable to comply with regulations affecting our customers' industries, our revenues may be seriously harmed.

         Our customers are involved in industries that are subject to extensive regulation by domestic and foreign governments. If we fail to conform our products to these regulatory requirements, we could lose sales and our business could be seriously harmed. Additionally, any failure of our products to comply with relevant regulations could delay their introduction and require costly and time-consuming engineering changes.

The time that our customers and potential customers require for testing and qualification before purchasing our products can be long and variable, and may require us to invest significant resources without any assurances of sales, which may cause our results of operations to be unpredictable.

         Before purchasing our products, potential customers typically undertake a lengthy evaluation, testing and product qualification process. In addition, potential customers often require time consuming field trials of our products. Our sales effort requires the effective demonstration of the benefits of our products to, and significant training of, potential customers. In addition, even after deciding to purchase our products, our customers may take several years to deploy our products. The timing of deployment depends on many factors, including the sophistication of a customer and the complexity and size of a customer's networks. Our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue, can often be longer than one year. The length and variability of our sales cycle is influenced by a variety of factors beyond our control, including our customers' build out and deployment schedules, our customers' access to product purchase financing, our customers' needs for functional demonstration and field trials, and the manufacturing lead time for our products. Because our sales cycles are long and variable and may require us to invest significant resources without any assurances of sales, our results of operations may be unpredictable.

The GigaMux'r' 6400 and 3200 products, EPC'TM', and TeraManager'TM' are our only currently available significant products, and if they are not commercially successful, our revenue will not grow and we may not achieve profitability.

         If our customers and potential customers do not adopt, purchase and successfully deploy our GigaMux'r', EPC'TM', and TeraManager'TM' products in large numbers, our revenue may not grow and our business, financial condition and results of operations will be seriously harmed. Because the market for our products is relatively new, future demand for our products is uncertain and will depend on the speed of adoption of optical networking, in general, and optical equipment in metro and regional networks, in particular.

If we are not able to develop and commercialize new or enhanced products, our operating results and competitive position will be seriously harmed.

         Our growth depends on our ability to successfully fund and develop new and enhanced products. The development of new or enhanced products is a costly, complex and uncertain process that requires us to anticipate accurately future technological and market trends. Our next generation of transport and network management products is currently under development. We cannot be sure whether these or other new products will be successfully developed and introduced to the market on a timely basis, or at all. We will need to complete each of the following steps to successfully commercialize these and any other new products, complete product development, qualify and establish component suppliers, validate manufacturing methods, conduct extensive quality assurance and reliability testing, complete software validation, and demonstrate systems interoperability.

         Each of these steps presents serious risks of failure, rework or delay, any one of which could adversely affect the rate at which we are able to introduce and market our products. If we do not develop these products in a timely manner, our competitive position and financial condition could be adversely affected.

         In addition, as we introduce new or enhanced products, we must also manage the transition from older products to newer products. If we fail to do so, we may disrupt customer ordering patterns or may not be able to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Any failure to effectively manage this transition may cause us to lose current and prospective customers.

If our products do not interoperate with our customers' networks, installations will be delayed or cancelled or our products could be returned.

         Many of our customers require that we design products to interoperate with their existing networks, each of which may have different specifications and utilize a variety of protocols. Our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must intemperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we are required to modify our product design to be compatible with our customers' systems to achieve a sale, it may result in a longer sales cycle, increased research and development expense and reduced margins on our products. If our products do not interoperate with those of our customers' networks, installations could be delayed, orders for our products could be cancelled or our products could be returned, any of which could seriously harm our business.

Our products may have errors or defects that we find only after deployment, which could seriously harm our relationship with our customers and our reputation.

         Our customers may discover errors or defects in our products, and our products may not operate as expected. If we are unable to fix errors or other problems that may be identified on a timely basis, we could experience losses of or delays in revenues and loss of market share, loss of customers, failure to attract new customers or achieve market acceptance, diversion of engineering resources, increased service and warranty costs, and legal actions by our customers. Any failure of our current or planned products to operate as expected could delay or prevent their adoption and seriously harm our relationship with our customers and our reputation.

We depend upon contract manufacturers and any disruption in these relationships may cause us to fail to meet the demands of our customers and damage our customer relationships.

         We use contract manufacturers to manufacture and assemble some of our products in accordance with our specifications. We currently have three U.S.-based contract manufacturers. We do not have long-term contracts with any of them, and none of them is obligated to perform services for us for any specific period or at any specified price, except as may be provided in a particular purchase order. We may not be able to effectively manage our relationships with these manufacturers and they may not meet our future requirements for timely delivery or provide us with the quality of products that we and our customers require.

         Each of our contract manufacturers also builds products for other companies. We cannot be certain that they will always have sufficient quantities of inventory available to fill our orders, or that they will allocate their internal resources to fill these orders on a timely basis. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of our products. If we are required to change contract manufacturers, we may suffer delays that could lead to the loss of revenue and damage our customer relationships.

We rely on a limited number of suppliers and single suppliers for some of our components, and our sales and operating results may be seriously harmed if our supply of any of these components is disrupted.

         We and our contract manufacturers currently purchase several key components of our products from single and limited sources. We purchase each of these components on a purchase order basis and have no long-term contracts for these components. In the event of a disruption in supply or if we receive an unexpectedly high level of purchase orders, we may not be able to develop an alternate source in a timely manner or at favorable prices. Any of these events could hurt our ability to deliver our products to our customers and negatively affect our operating margins. In addition, our reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Any such disruption in supply would seriously affect our present and future sales.

We expect the average selling prices of our products to decline, which may reduce gross margins and revenue.

         Our industry has experienced erosion of average product selling prices. We anticipate that the average selling prices of our products will decline in response to competitive pressures, increased sales discounts, and new product introductions by our competitors or other factors. Such reduced sales prices require us to reduce our costs in order to maintain or improve our existing gross margins. If we are unable to achieve sufficient cost reductions and increases in sales volumes, the decline in average selling prices will reduce our gross margins and revenue.

If we are unable to hire or retain highly skilled personnel, we may not be able to operate our business successfully.

         Our future success depends upon the continued services of our key management, sales and marketing, and engineering personnel, many of whom have significant industry experience and relationships. Many of our personnel could be difficult to replace. We do not have "key person" life insurance policies covering any of our personnel. The loss of the services of any of our key personnel could delay the development and introduction of, and have a negative impact on our ability to sell, our products. Competition for highly skilled personnel is intense in our industry, and we may not be able to attract and retain qualified personnel, which could seriously harm our business.

If we become subject to unfair hiring claims, we could incur substantial costs in defending ourselves.

         Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive claims of this kind in the future as we seek to hire qualified personnel or that those claims will not result in material litigation. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of their merits. In addition, defending ourselves from such claims could divert the attention of our management away from our operations.

We may be unable to protect our intellectual property, which could limit our ability to compete.

         We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors gain access to our technology, our ability to compete could be harmed.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs.

         In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may be a party to litigation in the future to protect our intellectual property or as a result of an allegation that we infringe upon others' intellectual property rights. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Additionally, any claims and lawsuits, regardless of their merits, would likely be time-consuming and expensive to resolve and would divert management time and attention.

         Any claims of infringement on the intellectual property rights of others could also force us to do one or more of the following: stop selling, incorporating or using our products that use the challenged intellectual property, obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which may not be available to us on reasonable terms, or at all, or redesign- those products that use such technology. If we are forced to take any of the foregoing actions, our business may be seriously harmed. However, we intend to vigorously protect our intellectual property against all material challenges.

If necessary licenses of third-party technology are not available to us or are very expensive, our products could become obsolete.

         We have been licensing, and may be required to license, technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. If we are required to obtain any third-party licenses to develop new products and product enhancements, we could be required to obtain substitute technology, which could result in lower performance or greater cost, either of which could seriously harm the competitiveness of our products.

Our international operations could subject us to risks due to currency fluctuations and changes in foreign government regulations, which could harm our business.

         Our international operations are subject to a number of risks, including changes in foreign government regulations and telecommunications standards, import and export license requirements, tariffs, taxes and other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, the burden of complying with a wide variety of foreign laws, treaties and technical standards, difficulty in staffing and managing foreign operations, and political and economic instability.

         The majority of our sales and expenses have been denominated in U.S. dollars. However, in the future a larger portion of our sales and expenses may be denominated in non-U.S. currencies. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business could cause foreign currency translation gains or losses that we would recognize in the period incurred. We cannot predict the effect of exchange rate fluctuations on our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.

If we do not effectively address our financial, managerial and manufacturing processes, we may not be able to successfully expand our business.

         Our business has experienced wide fluctuations in sales volume from quarter to quarter, which places a significant strain on our management systems and resources. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We will need to continue to improve our financial, managerial and manufacturing processes and reporting systems, and will need to continue to expand, train and manage our workforce worldwide. If we fail to effectively address the above requirements, our ability to pursue business opportunities and expand our business could be harmed.

Our stock price may be volatile which may affect your ability to sell shares at or above the offering price or result in securities litigation against us.

         The stock market in general, the Nasdaq Stock Market and the stock of optical networking companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to a company's operating performance. We expect the price of our common stock to fluctuate. The offering price may not be indicative of the prices that will prevail in the public market after the offering. The trading price of our common stock could fluctuate in response to factors including those described elsewhere in this prospectus and:

             General market and economic conditions;

             Announcements of technological innovations or new products;

             Publicity regarding actual or potential results with respect to technologies or products under development; and

             Other events or factors, many of which are beyond our control.

         These broad market and industry factors may cause our stock price to decline, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Securities class-action litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our profitability.

                                  THE OFFERING

Shares of Common Stock Offered.......................     8,098,580 shares of common stock.

Use of Proceeds......................................     We do not own any of the shares being
                                                          registered hereunder and so we will
                                                          not receive any cash proceeds from the
                                                          sale of the shares.

Nasdaq Symbol........................................     FIBR

                                 USE OF PROCEEDS

         We do not own any of the shares offered hereunder and we will not receive any cash proceeds from their sale.

                              SELLING STOCKHOLDERS

         We are registering a total of 8,098,580 shares of our common stock, pursuant to the requirements of Securities Purchase Agreements and Registration Rights Agreements we entered into with the selling stockholders in December 2003 and/or January 2004. We are registering for resale the shares of common stock that were issued under the Securities Purchase Agreement, and the shares that are issuable upon exercise of the warrants we issued to the selling stockholders. Other than the shares covered by this prospectus, none of the selling stockholders listed below holds more than one percent (1%) of our common stock and none of the selling stockholders listed below has ever held any position or office with us, and except for our placement agent, Roth Capital Partners, LLC, none of the selling stockholders listed below has had, within the past three years, any material relationships with us.

         2,140,101 shares of common stock, and warrants to purchase 1,070,051 shares of common stock were purchased by the selling stockholders in the December 2003 private placement. 2,921,512 shares of common stock, and warrants to purchase 1,460,755 shares of common stock were purchased by the selling stockholders in the January 2004 private placement. The selling stockholders in each private placement received a warrant to purchase one share of common stock for each two shares of common stock purchased. The effective price in the December 2003 private placement was $2.97 for each unit consisting of one share of common stock and a warrant to purchase one-half of a share of common stock. The $2.97 per share purchase price was determined based on the fair market value of the Company's common stock in accordance with Nasdaq Marketplace Rules, using the closing bid price of the common stock as reported on the Nasdaq National Market on December 23, 2003, the date the investors became obligated to purchase the shares in the December 2003 private placement by signing a securities purchase agreement, plus an additional amount to take into account the value of the warrant coverage. The December 2003 warrants have an exercise price of $2.97 per share. The effective price in the January 2004 private placement was $3.44 for each unit consisting of one share of common stock and a warrant to purchase one-half of a share of common stock. The $3.44 per share purchase price was determined based on the fair market value of the Company's common stock as of the date the investors became obligated to purchase the shares in the January 2004 private placement by signing a securities purchase agreement on January 13, 2004, determined in accordance with Nasdaq Marketplace Rules, using the average closing bid price on the five days prior to the execution date of the securities purchase agreement, plus an additional amount to take into account the value of the warrant coverage. The January 2004 warrants have an exercise price of $3.44 per share.

         Roth Capital Partners, LLC acted as placement agent in connection with the December 2003 and January 2004 private placements. As partial compensation for Roth Capital Partners' services as placement agent in the private placements, we paid Roth Capital Partners $1,332,487.96, or 8% of the gross proceeds in the private placements. As further compensation of its services as placement agent, we issued Roth Capital Partners a warrant to purchase up to

214,010 shares of our common stock, exercisable at a price of $3.256 per share, in connection with the December 2003 private placement, and a warrant to purchase up to 292,151 shares of our common stock, exercisable at a price of $5.599 per share, in connection with the January 2004 private placement. The exercise price for the December 2004 warrant is based on 110% of the closing price of Sorrento's common stock on the December 31, 2003 closing date of the December 2003 placement, and the exercise price for the December 2004 warrant is based on 110% of the closing price of Sorrento's common stock on the January 26, 2004 closing date of the January 2004 placement. The warrants are exercisable for five (5) years.

         The following table sets forth information for the shares being registered hereunder, as of January 30, 2004 with respect to the shares held by the selling stockholders. The number of shares of common stock offered for resale by this prospectus by the selling stockholders was determined by the terms of our agreement with such selling stockholders.


                                                    Shares of Common    Number of Shares     Number of Shares of
                                                   Stock Owned Prior   to be Offered for      Common Stock Owned
           Name of Selling Stockholder             to Offering (1)(3)     Sale (2)(3)         after Offering (2)
           ---------------------------             ------------------     -----------         ------------------
Kingdon Offshore, NV                                    549,418             549,418                 0
Kingdon Associates                                      196,221             196,221                 0
Kingdon Partners                                         74,128              74,128                 0
Kingdon Family Partnership, LP                           52,326              52,326                 0
Philip T. Hempleman                                     750,000             750,000                 0
Five Points Fund, L.P.                                  267,675             267,675                 0
Five Points Fund II, L.P.                               281,625             281,625                 0
Five Points Offshore Fund, Ltd.                         200,700             200,700                 0
Symmetry Peak, LP                                       450,000             450,000                 0
Heimdall Investments Ltd.                               436,047             436,047                 0
STG Capital Fund, Ltd.                                  250,500             250,500                 0
STG Capital Partners (QP), LP                           124,500             124,500                 0
Colonial Fund, LLC                                      375,000             375,000                 0
CDIB Capital Investment America Ltd.                    152,616             152,616                 0
Bluegrass Growth Fund LP                                109,011             109,011                 0
Geduld Capital Partners LP                              112,500             112,500                 0
ZLP Master Opportunity Fund, Ltd. (4)                 1,052,200           1,052,200                 0
Heimdall Investments Ltd.                               505,050             505,050                 0
MicroCapital Fund LP                                    239,899             239,899                 0
MicroCapital Fund Ltd.                                  138,890             138,890                 0
Bonanza Master Fund, Ltd.                               300,000             300,000                 0
Proximity Fund LP                                       150,000             150,000                 0
Proximity Partners LP                                   150,000             150,000                 0
Bristol Investment Fund, Ltd.                           252,525             252,525                 0
Gryphon Master Fund, L.P.  (5)                          343,845             343,845                 0
Neal I. Goldman                                         150,000             150,000                 0
Bluegrass Growth Fund LP                                126,263             126,263                 0
Lakefront Partners, LLC                                  45,000              45,000                 0
                                                         ------              ------
Roth Capital Partners, LLC (6)                          506,161             506,161                 0
                                                                                                    -
TOTAL (4)(5)                                          8,342,100           8,342,100                 0
                                                                                                    -

(1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Each selling stockholder has sole voting power and investment power with respect to all shares listed as owned by that selling stockholder.

(2) We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholders.

(3) Includes 3,016,967 shares of common stock issuable upon exercise of warrants held by the selling stockholders

(4) Includes a beneficial ownership in our 7.5% convertible debenture debt. The convertible debentures held by the selling stockholder can be converted into approximately 152,200 shares of our common stock at a conversion price of $5.42, which shares were previously registered. Assumes the common stock available for sale upon conversion will be sold.

(5) Includes a beneficial ownership in our 7.5% convertible debenture debt. The convertible debentures held by the selling stockholder can be converted into approximately 91,320 shares of our common stock at a conversion price of $5.42, which shares were previously registered. Assumes the common stock available for sale upon conversion will be sold.

(6) This selling stockholder is a broker-dealer and received the warrants to purchase common stock as compensation for services performed as placement agent in the private placements in the ordinary course of business. At the time this selling stockholder was issued the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

                ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

                block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

                an exchange distribution in accordance with the rules of the applicable exchange;

                privately negotiated transactions;

                short sales (other than short sales established prior to the effectiveness of the registration statement to which this prospectus is a part)

                broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

                a combination of any such methods of sale; and

                any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933 (the " Securities Act"), if available, rather than under this prospectus.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares (including shares issued upon exercise of the warrants) owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

         Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold,
(iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

         The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the selling stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

                         DESCRIPTION OF OUR COMMON STOCK

         As of January 28, 2004, there were approximately 16,278,184 shares of our common stock issued and outstanding. We are a Delaware corporation and are authorized to issue 150 million shares of common stock, par value $0.001 per share, and 2 million shares of preferred stock, $0.01 par value per share.

         Each share of our common stock has one vote on all matters presented to the stockholders. Because our common stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision for claims against us. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are and will be no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares of common stock offered hereby when issued against payment of the consideration set forth in this prospectus, are, fully paid and non-assessable.

         The registrar and transfer agent for our common stock is American Stock Transfer & Trust Co., 6201 15th Avenue, 3rd Floor, Brooklyn, New York 11219.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of the registration statement on Form S-3 which we filed with the SEC under the Securities Act using a "shelf" registration process. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

         We are subject to and comply with the informational reporting requirements of the Securities Exchange Act of 1934. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its regional offices at:
233 Broadway, New York, New York 10279 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we may disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus. If we subsequently file superseding or updating information with the SEC in a document that is incorporated by reference into this prospectus, the updated information will also become a part of this prospectus and will supersede the earlier information.

         We are incorporating by reference into this prospectus the following documents that we previously filed with the SEC:

                Our Annual Report on Form 10-K/A for the fiscal year ended January 31, 2003.

                Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003.

                Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 2003.

                Our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003

                Our Current Reports on Form 8-K dated January 27, 2004,
                January 14, 2004, December 31, 2003, December 24, 2003,
                August 22, 2003 (as amended August 25, 2003 and October 23,
                2003), August 13, 2003, June 13, 2003, June 9, 2003, May 30,
                2003, May 29, 2003, May 12, 2003, and March 12, 2003 (except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein).

                The description of our common stock contained in our post-effective amendment to our registration statement on Form S-3, filed with the SEC on June 5, 2003, including any amendment or report filed for the purpose of updating that description.

         We are also incorporating by reference into this prospectus all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering, except for information furnished under Item 9 or
Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein.. Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         You may obtain copies of any of our filings which are incorporated by reference, at no cost, by contacting us at the following address or telephone number:

                          Sorrento Networks Corporation
                               9990 Mesa Rim Road
                           San Diego, California 92121
                           Attention: Joe R. Armstrong
                             Chief Financial Officer
                                 (858) 558-3960

         In order to ensure timely delivery of the documents, your request should be made no later than five (5) business days prior to the date on which you make your final investment decision.

                           FORWARD LOOKING INFORMATION

         All statements included or incorporated by reference in this prospectus, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward looking statements. Such statements are typically characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under "Risk Factors," as well as other factors that our management has not yet identified. Any such forward looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward looking statements. We disclaim any duty to update any forward looking statements.

                                  LEGAL MATTERS

         The legality of the shares offered by this prospectus has been passed upon by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey.

                                     EXPERTS

         The financial statements and schedules included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports (which contain an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         The Company's Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The bylaws of the Company require the Company to indemnify any person who was or is a party or is threatened to be made a party to any proceeding, by reason of the fact that such person was or is a director or officer of the Company or that, being or having been such a director or officer of the Company, such person is or was serving at the request of the Company as a director, officer, employee or agent of another business entity, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Company may also indemnify any person who was or is an authorized representative of the Company and who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person was or is an authorized representative of the Company, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such proceeding if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Such indemnification is mandatory under the Company's by-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Company has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




         We have not authorized any dealer, sales person or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information.

         This prospectus is not an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction where it is unlawful.

         The information contained in this prospectus is current as of January 30, 2004





--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                8,098,580 Shares

                                SORRENTO NETWORKS

                                   CORPORATION



                                  Common Stock



                                 ---------------

                                   PROSPECTUS

                                 ---------------


                                January 30, 2004


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

         The registrant estimates expenses in connection with the offering described in this Registration Statement will be as follows:

Item                                                                  Amount
----                                                                  ------

Securities and Exchange Commission Registration Fee               $ 4,815.00
Printing and Engraving Expenses                                   $ 5,000.00
Accountants' Fees and Expenses                                    $15,000.00
Legal Fees and Expenses                                           $20,000.00
Nasdaq Listing Fees                                               $22,500.00
Miscellaneous                                                     $    85.00

Total                                                             $67,400.00


Item 15. Indemnification of Directors and Officers.

         The Registrant's Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The bylaws of the Registrant require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any proceeding, by reason of the fact that such person was or is a director or officer of the Registrant or that, being or having been such a director or officer of the Registrant, such person is or was serving at the request of the Registrant as a director, officer, employee or agent of another business entity, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant may also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such proceeding if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Such indemnification is mandatory under the Registrant's by-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders.

         The Delaware General Corporation Law authorizes a corporation to indemnify directors, officers, employees or agents of the corporation if such party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reason to believe his or her conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Delaware law further provides that indemnification shall be provided if the party in question is successful on the merits otherwise. In addition, the Delaware General Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

         The Registrant currently maintains a directors and officers liability insurance policy.

Item 16.  Exhibits.

Exhibit Number    Description of Document

3.1 Certificate of Incorporation of the Registrant (incorporated by reference to the Company's Proxy Statement dated April 16, 2003.).

3.2 By-Laws of the Registrant (incorporated by reference to the Company's Proxy Statement dated April 16, 2003.).

10.1 Securities Purchase Agreement, dated December 23, 2003, by and among the Company and the investors a party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on December 31, 2003).

10.2 Registration Rights Agreement, dated December 23 , 2003, by and among the Company and the investors a party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on December 31, 2003).

10.3 Form of Warrant issued pursuant to the Securities Purchase Agreement, dated December 23, 2003, by and among the Company and the investors a party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on December 31, 2003).

10.4 Securities Purchase Agreement, dated January 13, 2004, by and among the Company and the investors a party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on January 27, 2004).

10.5 Registration Rights Agreement, dated January 13, 2004, by and among the Company and the investors a party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on January 27, 2004).

10.6 Form of Warrant issued pursuant to the Securities Purchase Agreement, dated January 13, 2004, by and among the Company and the investors a party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on December 31, 2003).

5. Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, filed herewith.

23.1 Consent of BDO Seidman LLP - filed herewith.

23.2 Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP (included in opinion filed as Exhibit 5).

24.1 Power of Attorney (included on signature page hereto).

-----------------



Item 17. Undertakings.

         (a) The Company hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement; and

                          (iii) To include any material information with respect
                                to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                 Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 30th. day of January, 2003.

                                                   SORRENTO NETWORKS CORPORATION


                                                   By: /s/ Phillip W. Arneson
                                                       -------------------------
                                                   Phillip W. Arneson
                                                   Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Phillip W. Arneson, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his her name, place and stead, in any and all capacities, to sign
(i) any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith and (ii) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature                                      Title                                    Date

/s/ Phillip W. Arneson                         Chief Executive Officer,                 January 30, 2004
----------------------------                   Chairman, Director
PHILLIP W. ARNESON

/s/ Joe R. Armstrong                           Principal Accounting                     January 30, 2004
----------------------------                   Officer, Chief Financial Officer
JOE R. ARMSTRONG

/s/ Donne Fisher                               Director                                 January 30, 2004
----------------------------
DONNE FISHER

/s/ Robert Hibbard                             Director                                 January 30, 2004
----------------------------
ROBERT HIBBARD

/s/ Gary M. Parsons                            Director                                 January 30, 2004
----------------------------
GARY M. PARSONS


/s/ Don Herzog                                 Director                                 January 30, 2004
----------------------------
DON HERZOG

/s/ Tom Schilling                              Director                                 January 30, 2004
----------------------------
TOM SCHILLING

                             STATEMENT OF DIFFERENCES


The trademark symbol shall be expressed as............................... 'TM'
The registered trademark symbol shall be expressed as....................  'r'